

Mail Stop 3720

December 22, 2016

Heather C. Getz
Senior Vice President and Chief Financial Officer
BioTelemetry, Inc.
1000 Cedar Hollow Road
Malvern, PA 19355

> **Re:** **BioTelemetry, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **Form 8-K**
> **Filed November 2, 2016**
> **File No. 000-55039**

Dear Ms. Getz:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed on November 2, 2016
Exhibit 99.1

1. We note that you exclude patent litigation expenses from your non-GAAP Measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2.   Please present the income tax effects related to "other charges" adjustments to arrive at adjusted net income, a non-GAAP measure. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications